UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010

Commission File Number: 000-51242

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
Building 1, No. 13, YongChang North Road
Beijing Economic-Technological Development Area (Yi Zhuang)
Beijing 100176, People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
By:	/s/ Yuping Ouyang
	Name:	Yuping Ouyang
	Title:	Chief Financial Officer

Date: March 16, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding Techfaith’s fourth quarter and full year 2009 financial results